EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
PAR Technology Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-119828, 33-04968, 33-39784, 33-58110, 33-63095 and 333-137647) on Form S-8 and the registration statement (No. 333-102197) on Form S-3 of PAR Technology Corporation of our report dated April 4, 2012, with respect to the consolidated balance sheets of PAR Technology Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of PAR Technology Corporation.

/s/ KPMG LLP

Syracuse, New York
April 4, 2012